Pricing Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-199995

Issuer Free Writing Prospectus dated February 17, 2016

Relating to Preliminary Prospectus Supplement dated February 17, 2016

ELECTRONIC ARTS INC.

Pricing Term Sheet

Issuer:	Electronic Arts Inc.
Ticker:	EA
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB-/BBB
Security Type:	SEC Registered
Trade Date:	February 17, 2016
Settlement Date**:	February 24, 2016 (T+5)
Minimum Denominations:	$2,000 and multiples of $1,000 in excess thereof
Day Count:	30/360

3.700% Senior Notes due 2021

Principal Amount:	$600,000,000
Maturity Date:	March 1, 2021
Coupon:	3.700%
Public Offering Price:	99.850% of the Principal Amount
Net Proceeds (Before Expenses):	$595,500,000
Benchmark Treasury:	UST 1.375% due January 31, 2021
Benchmark Treasury Price/Yield:	100-14/1.283%
Spread to Benchmark Treasury:	2.450%
Yield to Maturity:	3.733%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2016
Make-Whole Call:	At any time prior to February 1, 2021, at a discount rate of Treasury plus 40 basis points
Par Call:	On or after February 1, 2021
CUSIP:	285512 AC3
ISIN:	US285512AC38

4.800% Senior Notes due 2026

Principal Amount:	$400,000,000
Maturity Date:	March 1, 2026
Coupon:	4.800%
Public Offering Price:	99.669% of the Principal Amount
Net Proceeds (Before Expenses):	$396,076,000
Benchmark Treasury:	UST 1.625% due February 15, 2026
Benchmark Treasury Price/Yield:	98-01/1.842%
Spread to Benchmark Treasury:	3.000%
Yield to Maturity:	4.842%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2016

Make-Whole Call:	At any time prior to December 1, 2025, at a discount rate of Treasury plus 45 basis points
Par Call:	On or after December 1, 2025
CUSIP:	285512 AD1
ISIN:	US285512AD11

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322, BNP Paribas Securities Corp. toll free at (800) 854-5674, Citigroup Global Markets Inc. toll free at (800) 831-9146 or Morgan Stanley & Co. LLC toll free at (866) 718-1649.